SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/18/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,687,549

8. SHARED VOTING POWER
139,200

9. SOLE DISPOSITIVE POWER
3,826,749
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,826,749

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.72%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed February 19, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION

See letter sent to the Board of Directors 6/18/10 under exhibit 1.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-Q filed on November 23,2009 there were 30,080,350 shares of common stock outstanding as of 09/30/09 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 3,826,749 shares of ASG or 12.72% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 05/13/10 no shares of ASG were bought or sold.



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 05/13/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Exhibit 1:

Bulldog Investors General Partnership
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
(914) 747-5262 // pgoldstein@bulldoginvestors.com

			                              June 18, 2010

The Board of Directors
Liberty All-Star Growth Fund, Inc.
c/o Stephanie Barres, Secretary
1290 Broadway, Suite 1100
Denver, CO 80203

Dear Ms. Barres:

Please direct this letter to the board of trustees of Liberty All-Star Growth Fund, Inc. (the "Fund").

On November 12, 2009, Andrew J. Donohue, Director, Division of Investment Management of the Securities and Exchange Commission spoke at the Independent Directors Council Investment Company Directors Conference about various entrenchment mechanisms used by closed-end funds. Here is what he said about "control share" statutes:

[T]he use of a state law control share statute to restrict the ability of a shareholder to vote "control shares" in a closed-end fund is likely inconsistent with Section 18(i) of the Act. Under Section 18(i), subject to certain exceptions, every share of stock issued by a fund shall be a voting stock and have equal voting rights with every other outstanding voting stock. In my view, a provision which denies a shareholder deemed to possess
"control shares" the right to vote those shares constitutes a denial of equal voting rights and may violate the fundamental requirement that every share of fund stock be voting stock. (Footnote omitted.)

We urge each of the Fund's trustees to read Mr. Donohue's speech which is available at http://www.sec.gov/news/speech/2009/spch111209ajd.htm. Moreover, according to a May 12, 2010 memorandum (at http://www.venable.com/files/ Publication/91eee1ed-761a-4524-9f34-c5a878dd1d94/Presentation/
PublicationAttachment/6569809c-2c82-4021-835d-cab429e637e4/
Clients_and_Friends_Memo--Protecting_Closed-End_Funds_5-11.pdf),
co-authored by Jim Hanks of Venable LLP, who represents many closed- end funds, the Division of Investment Management at the SEC has asserted takes the position in comment letters and elsewhere that the Maryland Control Share Statute is inconsistent with Section 18(i).

Please advise us no later than July 2, 2010 whether the board intends to enforce the use of Maryland's control share statute to preclude the holders so-called "control shares" from voting their shares for the election of trustees of the Fund. If we do not hear from you by that date, we will assume the answer is "Yes" and consider whether further action is warranted to preserve the franchise rights of all of the Fund's stockholders.
Thank you.

 						Very truly yours,



				 		Phillip Goldstein
 						Principal